Exhibit 99.1
Corporate Disclosure
[English Translation]
November 1, 2006
Reference material for
Extraordinary General Meeting of Shareholders
To: Financial Supervisory Commission, Korea Securities Dealers Association and Korea Securities Depositary
Pursuant to Article 191-10 of the Securities Exchange Act of Korea, Article 84-17 of the Directives thereof and Article 73 of the Rules & Regulations for New Rights Issue & Disclosure, hanarotelecom, Inc. (the “Company”, “hanarotelecom” or “hanaro”) is submitting this shareholder reference material for the extraordinary general meeting of shareholders.
Submission Date: November 1, 2006

Representative Director :	PARK, BYUNG MOO
Head Office :	Asia One Building, 17-7 Yeouido-dong, Youngdeungpo-gu Seoul, Korea 150-874 (Tel.) 82-2-6266-5500

I. Major Activities of Outside Directors and Issues concerning Compensation
1.	Major Activities of Outside Directors

A.	Attendance rate and voting results of the Board of Directors

Name of Outside Directors
			PARK,	David	Wilfried		PARK,	KIM,			Steven J.	Afshin	KWON,
			BYUNG MOO	Yeung	Kaffenberger	Peter Whang	SUNG KYOU	SUN WOO	Paul Chen	Varun Bery	Schneider	Mohebbi	SOON YUB
	Date		(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance
No.	(MM/DD/YYYY)	Agendum	Rate: 100%)	Rate: 55%)	Rate: 64%)	Rate: 100%	Rate: 73%)	Rate: 91%)	Rate: 45%)	Rate: 73%)	Rate: 60%)	Rate: 80%)	Rate: 100%)
92	1/5/2006	1. Public Notice of the Merger with Korea Thrunet Co., Ltd.	O	O	O	Non	O	O	O	O	Non	Non	O
		2. Approval of Business Plan for Year 2006	O	O	O	Non	O	O	O	O	Non	Non	O
		3. Appointment of the Candidate for Standing Director and Representative Director	O	O	O	Non	O	O	O	O	Non	Non	O
93	1/31	1. Approval on Acquisition of Share of CelrunTV	O	O	O	Non	O	O	O	O	Non	Non	O
94	2/8	1. Approval of Business Reports and Financial Statements of hanarotelecom for Year 2005	O	Nonattendance	O	Non	O	O	Nonattendance	O	Non	Non	O
		2. Approval of Business Reports and Financial Statements of Thrunet for Year 2005	O	Nonattendance	O	Non	O	O	Nonattendance	O	Non	Non	O
		3. Approval of the Issuance of Corporate Bond (for Debt Repayment)	O	Nonattendance	O	Non	O	O	Nonattendance	O	Non	Non	O
		4. Approval of the Ceiling Amount of Internal Transactions for Year 2006	O	Nonattendance	O	Non	O	O	Nonattendance	O	Non	Non	O
95	2/22	1. Convening of the 9th Ordinary General Meeting of Shareholders	O	O	Nonattendance	Non	O	O	Nonattendance	O	Non	Non	O
		2. Appointment of the Acting Chairman for the 9th Ordinary General Meeting of Shareholders	O	O	Nonattendance	Non	O	O	Nonattendance	O	Non	Non	O
		3. Approval of the Ceiling Amount of Compensation for Officers for 2006	O	O	Nonattendance	Non	O	O	Nonattendance	O	Non	Non	O
		4. Approval of Application for Delisting from NASDAQ and Deregistration from the SEC	O	O	Nonattendance	Non	O	O	Nonattendance	O	Non	Non	O
96	2/27	1. Approval of the Additional Agendum of the 9th Ordinary General Meeting of Shareholders	O	O	O	Non	Nonattendance	Nonattendance	O	O	Non	Non	x
97	3/8	1. Approval of Revised Business Reports and Financial Statements for the Year 2005	O	O	Nonattendance	Non	O	O	Nonattendance	Nonattendance	Non	Non	O
98	3/24	1. Appointment of Chairman of the BOD	O	Nonattendance	O	O	O	O	O	Nonattendance	O	O	Non
		2. Appointment of Representative Director & CEO	O	Nonattendance	O	O	O	O	O	Nonattendance	O	O	Non
		3. Abolishment of the Special Management Committee	O	Nonattendance	O	O	O	O	O	Nonattendance	O	O	Non
		4. Establishment of the Executive Committee	O	Nonattendance	O	O	O	O	O	Nonattendance	O	O	Non
		5. Amendment of Internal Regulations According to the Amended AOI	O	Nonattendance	O	O	O	O	O	Nonattendance	O	O	Non
		6. Appointment of Members of Committees under the BOD	O	Nonattendance	O	O	O	O	O	Nonattendance	O	O	Non
99	6/ 22	1. Cancellation of Stock Option Grant	O	Nonattendance	O	O	O	O	O	O	O	Nonattendance	Non
		2. Adjustment in Stock Option Exercise Price & Number of Granted Shares	O	Nonattendance	O	O	O	O	O	O	O	Nonattendance	Non
		3. Approval of Acquisition of New Shares of hanaromedia inc.	O	Nonattendance	O	O	O	O	O	O	O	Nonattendance	Non
		4. Approval of Loan and Debt Guarantee for hanaromedia inc.	O	Nonattendance	O	O	O	O	O	O	O	Nonattendance	Non
		5. Approval of Agreements with hanaromedia & Shareholders of hanaromedia regarding the TV-Portal Business	O	Nonattendance	O	O	O	O	O	O	O	Nonattendance	Non
		6. Approval of the Ceiling Amount of Internal Transactions with hanaromedia inc. for 2006	O	Nonattendance	O	O	O	O	O	O	O	Nonattendance	Non

Name of Outside Directors
			PARK,	David	Wilfried		PARK,	KIM,			Steven J.	Afshin	KWON,
			BYUNG MOO	Yeung	Kaffenberger	Peter Whang	SUNG KYOU	SUN WOO	Paul Chen	Varun Bery	Schneider	Mohebbi	SOON YUB
	Date		(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance	(Attendance
No.	(MM/DD/YYYY)	Agendum	Rate: 100%)	Rate: 55%)	Rate: 64%)	Rate: 100%	Rate: 73%)	Rate: 91%)	Rate: 45%)	Rate: 73%)	Rate: 60%)	Rate: 80%)	Rate: 100%)
100	8/2	1. Adjustment in Stock Option Exercise Price & Number of Granted Shares	O	O	Nonattendance	O	O	O	Nonattendance	Nonattendance	Nonattendance	O	Non
		2. Approval on Security Provision for Loans for Members of the Employee Stock Purchase Association	O	O	Nonattendance	O	O	O	Nonattendance	Nonattendance	Nonattendance	O	Non
101	9/26	1. Convening of the Extraordinary General Shareholders Meeting	O	Nonattendance	O	O	Nonattendance	O	Nonattendance	O	Nonattendance	O	Non
102	10/ 12	1. Cancellation of Stock Option Grant	O	Nonattendance	Nonattendance	O	Nonattendance	O	Nonattendance	O	O	O	Non
		2. Approval of the Additional Agendum for the Extraordinary General Shareholders Meeting	O	Nonattendance	Nonattendance	O	Nonattendance	O	Nonattendance	O	O	O	Non
(o: Agree, x: Do not agree, and Non : Not a member of the Board of Directors at the time of the meeting)

Note 1) Director PARK, BYUNG MOO was appointed as Representative Director at the 98th BOD meeting.
•	Summary of Major Opinions:

95th BOD Meeting
—	Regarding Agendum 3 ‘Amendment of the Articles of Incorporation’ for 9th Annual General Meeting of Shareholders, director PARK, SUNG KYOU proposed to modify Article 2, Article 14 and Article 15 of the revision draft, and it was approved as proposed by director Park by the unanimous consent of the members present.
96th BOD Meeting
—	Representative Director KWON, SOON YUB objected to ‘Approval of the Additional Agendum of the 9th Ordinary General Meeting of Shareholders’ for granting stock option rights, saying that it would not be desirable for the Company to go ahead with a stock option plan at this time, considering various factors including the Company’s current position in the market, the effect that stock option rights granted mostly to executives will have on the morale of employees, and the market’s response to the Company’s recent decision of reverse stock split.
B.	The activities of the outside directors in any committees
1)	Audit Committee
—	Members of Audit Committee

Name	Position	Remarks
PARK, SUNG KYOU	Outside Director	Chairman
KIM, SUN WOO	Outside Director	—
Peter Whang	Director	—

—	Major Activities of Audit Committee

	Date		Approved/
No.	(MM/DD/YYYY)	Agenda	Rejected
29	02/22/2006	<Report>
■ Results of follow-up measures for special audit on Marketing Headquarters for 3Q05
■ Results of follow-up measures for special audit on Hanaro Realty Development & Management for 3Q05
<Agenda>
■ Item 1: Deliberation and settlement of the accounting audit report for 2005 (proposal)
■ Item 2: Deliberation and settlement of evaluation on the operation of the Internal Accounting Management System for 2H05 (proposal)
■ Item 3: Deliberation and settlement of outsourced service contracts with outside auditors (proposal)
■ Item 4: Deliberation and settlement of the report on the results of regular audit on Subuk/Busan branches for 4Q05 (proposal)
■ Item 5: Approval of the report on the results of special audit on equipment management for 2005
		■ Item 6: Deliberation and settlement of the amendment of Audit Committee Regulations (proposal)	All approved as proposed
30	03/08/2006	<Agenda>
■ Item 1: Deliberation and settlement of the accounting audit report regarding revised financial statements of hanarotelecom for 2005 (proposal)
		■ Item 2: Deliberation and settlement of the accounting audit report of Korea Thrunet Co., Ltd. for 2005 (proposal)	All approved as proposed
31	03/23/2006	<Agenda> ■ Item 1: Deliberation and settlement of the report on the results of special audit on revised financial statements (proposal)	Approved
32	06/01/2006	<Report>
■ Internal/external investigation into subscriber information leakage (interim report)
■ Results of follow-up measures for regular audit on Subuk/Busan branches for 4Q05
■ Results of follow-up measures for special audit on the status of equipment management for 2005
■ 2Q06 regular/special audit plan (proposal)
<Agenda>
		■ Item 1: Deliberation and settlement of the report on the results of special audit on CS for 2006 (proposal)	- Approved

	Date		Approved/
No.	(MM/DD/YYYY)	Agenda	Rejected
33	08/31/2006	<Report>
■ Results of follow-up measures for special audit on CS for 1Q06
■ Results of follow-up measures for special audit on CAPEX execution for network construction in 2006
■ Results of follow-up measures for special audit regarding multi-line activation
■ 3Q06 regular audit plan (proposal)
<Agenda>
■ Item 1: Deliberation and settlement of the report on the results of regular audit on technology R&D for 2Q06 (proposal)
		■ Item 2: Deliberation and settlement of the report on the results of special audit on Corporate Business HQ for 2Q06 (proposal)	— All approved as proposed
2)	Outside Director Candidate Nominating Committee
—	Members of Outside Director Candidate Nominating Committee

Name	Position	Remarks
KIM, SUN WOO	Outside Director	Chairman
Paul Chen	Outside Director	—
Wilfried Kaffenberger	Director	—
—	Major Activities of Outside Director Candidate Nominating Committee

	Date		Approved/
No.	(MM/DD/YYYY)	Agenda	Rejected
8	02/22/2006	■ Item 1: Nomination of outside director candidates	Approved
9	09/26/2006	■ Item 1: Nomination of outside director candidates	Approved
3)	Compensation Committee
—	Members of Compensation Committee
● President’s Compensation Committee

Name	Position	Remarks
David Yeung	Director	Chairman
Wilfried Kaffenberger	Director	—
Varun Bery	Outside Director	—
Paul Chen	Outside Director	—
● Officers’ Compensation Committee

Name	Position	Remarks
David Yeung	Director	Chairman
Wilfried Kaffenberger	Director	—
Varun Bery	Outside Director	—
Paul Chen	Outside Director
PARK, BYUNG MOO	Representative Director	—
—	Major Activities of Compensation Committee

Date
No.	(MM /DD/YY)	Contents	Approved / Rejected
The 8th Officers’ Compensation Committee	01/05/2006	■ Item 1. 2006 compensation plan for CEO (proposal) ■ Item 2. 2006 performance incentive plan for officers (proposal) ■ Item 3. 2006 compensation plan for COO and CFO (proposal)	All approved as proposed
The 9th Officers’ Compensation Committee	02/06/2006	■ Item 1. 2005 year-end performance bonus plan (proposal) ■ Item 2. Severance benefits plan for Director KWON, SOON YUB	All approved as proposed
The 10th Officers’ Compensation Committee	03/24/2006	■ Signing of executive employment agreement for CEO, COO and CFO	Approved
The 11th Officers’ Compensation Committee	09/01/2006	■ Execution of Compensation Agreement for a director	Approved
The 12th Officers’ Compensation Committee	10/12/2006	■ Approval of Grant of Stock Option Rights (proposal)	Approved
4)	Executive Committee

Name	Position	Remarks
PARK, BYUNG MOO	Representative Director	Chairman
Wilfried Kaffenberger	Director	—
Peter Whang	Director	—
Varun Bery	Outside Director	—
Afshin Mohebbi	Outside Director	—
Steven Schneider	Outside Director	—

—	Major Activities of Executive Committee

Date
No.	(MM /DD/YY)	Contents	Approved / Rejected
The 1st Executive Committee	04/28/2006	■ Item 1. 1Q performance review	Approved

The 2nd Executive Committee	05/25/2006	■ Item 1. Settlement of the pending litigation against CJ ■ Item 2. KPIs (Key Performance Indicators) and operational updates ■ Item 3. April performance review ■ Item 4. 2Q operational update	All approved as proposed

The 3rd Executive Committee	06/21/2006	■ Item 1. May performance review ■ Item 2. Operational update ■ Item 3. TV-Portal update	All approved as proposed

The 4th Executive Committee	07/26/2006	■ Item 1. Operational update	Approved

The 5th Executive Committee	08/28/2006	■ Item 1. Operational update	Approved

The 6th Executive Committee	09/11/2006	■ Item 1. Operational update	Approved

The 6th Executive Committee (supplementary)	09/26/2006	■ Item 1. Analysis of refinancing alternatives	Approved
2.	Compensation for Outside Directors and Others

	(Unit: KRW)
		Amount approved at
	No. of	a shareholders’		Average payment per
	persons	meeting	Total amount paid	person
Director	3		527,630,004	175,876,668
Outside Director	4	2,000,000,000	100,341,005	25,085,251
Member of Audit Committee	3		66,466,667	22,155,256
Note 1)	The above stated ‘total amount paid’ and ‘average payment per person’ are calculated based on the cumulative amount of compensation paid to directors for the three quarters of 2006, including the provision for severance and retirement benefits. The amount paid to the retired officers was included in the ‘total amount paid’ but excluded in calculating the ‘average payment per person.’ The ‘amount approved at a shareholders’ meeting’ is the ceiling amount of compensation for directors for 2006.
II. Transactions with Major Shareholders and Affiliates
1.	Significant single transactions in 2006 with specially-related party

	(Unit: KRW billion)
Type of Transaction	Party	Transaction Period	Amount	Ratio
Consignment of customer services, etc.	Hanaro T&I, Inc. (Affiliate)	1/1/2006 — 12/31/2006	34.6	2.39%
Consignment of customer management, etc.	HanaroDream, Inc. (Affiliate)	1/1/2006 — 12/31/2006	24.5	1.70%
Consignment of building maintenance, etc.	Hanaro Realty Development & Management Co., Ltd. (Affiliate)	1/1/2006 — 12/31/2006	19.1	1.32%
Note 1) The ratios are calculated based on transaction amount to revenues as of the end of 2005.
2.	Significant transactions on a cumulative basis in 2006

	(Unit: KRW billion)
Party	Type of Transaction	Transaction Period	Amount	Ratio
hanaromedia, Inc. (Affiliate)	Loan	—	60	4.2%
	Debt guarantee	—	90	6.0%
Note 1) The loan provision and debt guarantee were approved by the Company’s Board of Directors on June 22, 2006. There have been no actual transactions as of the end of October 2006.

III. Business Information
1.	Introduction
A. Current status of the industry
(1)	Characteristics of the industry

The telecommunications industry is witnessing a substitution of fixed line by the wireless, convergence of wireline and wireless services and a dramatic increase in the demand for wired and wireless data communication. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment amid fierce competition and encroachment of the fixed-line market by mobile phone services. As opposed to the fixed line, broadband Internet access services market had experienced rapid growth by early 2003. However, as the market reached its maturity, the growth has slowed down, and 100 Mbps services including optical LAN are now driving growth of the broadband market.
•	The characteristics of and changes in the Korea’s telecommunications industry can be summarized as follows:
—	Internet and mobile phone services are leading the changes in the telecommunications industry.
•	Due to increasing Internet use, demand for data traffic has grown significantly.

•	The full-fledged era of personal mobile communications came with the stabilization of the mobile phone market after the dramatic growth.
—	Convergence of communications and broadcasting services
•	Voice-oriented communications networks are upgraded into advanced networks enabling real-time transmission of multimedia video imagery.

•	The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided simultaneously over the same networks.
—	Convergence of fixed line and wireless communications
•	Integrated services of wireline and wireless communications can be provided based on new technologies such as Wibro and HSDPA.
—	Cost reduction and development of new technology
•	Due to continued competition, efforts to develop new technologies and services are stepped up.

•	Changes in demand and the rapid growth of data communications market lead to a drastic price cut.

(2)	Growth potential of the industry

The communications industry grew sharply until the early 2000s on the back of a rapid increase in mobile and broadband subscribers. However, with the subscriber growth reaching saturation, market growth has slowed down, affecting revenues. Statistics on revenues and subscribers of the telecommunications industry are as follows:
•	Telecom Industry Revenues

	(Unit: KRW million)
	2005	2004	2003	2002	2001
Facility-based Service	30,918,918	30,176,025	28,644,060	28,858,400	26,541,800
Special Category Service	1,914,293	1,026,452	1,330,583	1,179,500	961,100
Value-added Services	5,975,814	4,648,212	4,358,596	3,763,900	3,023,400
Broadcasting	7,852,678	7,069,292	8,507,210	9,174,600	5,802,500

Total	46,661,703	42,919,981	42,840,449	42,976,400	36,328,800

Note 1)Source: The Federation of Korean Information Industries
•	Revenues of Facility-based Service

	(Unit: KRW million)
Description	2005	2004	2003	2002	2001
Fixed Line	12,780,927	13,484,132	13,289,072	13,630,358	12,834,741
Wireless	18,137,991	16,691,893	15,354,988	15,228,067	13,707,092

Total	30,918,918	30,176,025	28,644,060	28,858,425	26,541,833

Note 1) Source: The Federation of Korean Information Industries
•	Telecommunications Subscribers

	(Unit: persons)
Description	End of Sep. 2006	2005	2004	2003	2002
Broadband Internet	13,898,491	12,190,711	11,921,439	11,178,499	10,405,486
Local Telephony	23,076,412	22,920,151	22,870,615	22,877,019	23,490,130
Mobile	39,703,210	38,342,423	36,586,052	33,591,758	32,342,493

Total	76,678,113	73,453,285	71,378,106	67,647,276	66,238,109

Note 1) Source: Ministry of Information and Communication
(3)	Special features of changes in economic conditions

The broadband Internet and local telephony markets have little been affected by changes in the general economic conditions and have been stabilized after reaching a maturity stage. These markets are hardly influenced by business cycles because broadband Internet and local telephony have become necessities of everyday life.

(4)	Competition factors

Business	Competition	Competitor	Entry Barrier	Factors
Local Telephony Service	Oligopoly	KT, LG Dacom	License from the MIC (Telecommunications Business Law)	Quality, Price
High Speed Data Access Service	Oligopoly	KT,LG Powercomm & others	License to the MIC (Telecommunications Business Law)	Quality, Speed, Price
(5)	Special features in resource procurement

Unlike the past, domestic companies now produce most of the telecommunications equipment. In terms of human resources, an increasing number of telecommunications experts are available for the development of the telecommunications industry.
(6)	Relevant laws and regulations

The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.
B. Current Status of the Company
(1)	Business outlook and portfolio
(A) Business Outlook
•	Overview

The Korean economy was faced with difficulties such as soaring oil prices, rising international prices of raw materials, a continued weak dollar, lackluster domestic consumption and sluggish corporate investment.

As for the information and communication sector, with the industry suffering the saturation of broadband Internet market, CATV SOs are rushing into the Internet business. Meanwhile, competition has heated up excessively in the telephony sector due to stagnant growth of the wired and wireless voice markets and introduction of number portability. In addition, changes in the government’s policy towards deregulation and innovation and structural changes in the telecommunications and broadcasting market caused by development of digital technology enabled telecommunication companies to enter the media market hanarotelecom is providing services in a total of 83 cities and 59 counties as of the end of September 2006. It has a total of 5.34 million customers, including 3.60 million broadband subscribers and 1.68 million voice subscriber lines. To respond to rapidly changing market conditions represented by convergence of telecommunication and broadcasting, the Company completed the acquisition of hanaromedia Inc., a company with a competitive edge in TV-Portal platform and IP VOD contents, as of March 13, 2006 and launched the commercial hanaTV service on July 24, 2006.

•	Expansion of Network

In order to develop the Company into an integrated telecommunication business equipped with the capacity to provide broadband multimedia services, hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of September 2006, the total length of fiber optic cable is 28,149km (including leased network) in 83 cities, which enabled provision of Internet services to 13.06 million households and voice service to 11.72 million households (excluding those in the overlapped areas).

•	Operational results

Despite intensifying competition in the broadband market, hanarotelecom achieved revenue of KRW 861 billion, EBITDA of KRW 275.6 billion and operating profit of KRW 23.5 billion for the first half of 2006. The Company has a total of 5.34 million subscribers as of the end of September 2006, maintaining a stable subscriber growth in broadband, voice and hanaTV.

•	Financing

The Company issued senior unsecured notes worth KRW 100 billion on February 17, 2006. The Company also made a drawdown of USD 27.5 million and KRW 22.5 billion from syndicated loans to pay off KRW 190 billion of non-guaranteed corporate bonds maturing on February 24, 2006. In addition, the Company raised KRW 19.5 billion of Information Promotion Fund loan through the Korea Development Bank on August 23, 2006 in order to participate in the government’s project to establish the broadband public network in 2006.

•	Business Plan for 2006

—	Expansion of subscriber base

To strengthen competitiveness, hanarotelecom has upgraded the network, offered differentiated values to customers and turned the competitive structure of its markets more favorable to its businesses by solidifying the ties with its business partners. For the continuous expansion of subscriber base, the company has reinforced its target marketing to attract more broadband subscribers and pursued the telephony business and hanaTV as a major growth engine.

—	Rationalization of cost structure

hanarotelecom has been significantly reducing costs by turning itself into a law-cost but highly efficient organization and has rationalized its cost structure by efficiently managing investment costs and dramatically improving profitability through enterprise resource planning.

—	Successful integration of Thrunet

hanarotelecom completed network integration with Thrunet and successfully finished integrating distribution channels of Thrunet, thus realizing synergy effects from the Thrunet acquisition.

—	Strengthening of customer service

With consistent network upgrade, hanarotelecom greatly improved speed and stability of its services to consolidate its competitive edge over competitors in service quality. The company has also made further efforts for customer satisfaction. As part of such efforts, the company offers better services to existing customers with attractive after-sales services and benefits.
—	Establishment of a new corporate culture

hanarotelecom has improved its corporate culture in a way to promote proactive thinking, rapid decision-making and smooth working process, and created a performance-based culture by implementing a performance-based incentive system and flexibly allocating human resources.
(B) Classification of business areas for public disclosure
•	Methods and Purpose of Classifying Business Lines

Business areas are divided according to the “Korea Standard Industrial Classification.” Given the business characteristics of hanarotelecom, our business is categorized into high-speed Internet, telephony, corporate data and other businesses.

High-speed Internet business includes Internet access services including xDSL and CATV high-speed Internet, and broadband-related value added services including hanaTV.

Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

Corporate data business includes domestic/international and Internet leased line services, Internet Data Center and other services.

Other business includes special telecommunications business, etc.

•	Service Description by Business Area

Business	Services	Remark
Broadband Internet	Optical Lan, hanafos Free, Premium(VDSL/Cable Modem), Speed(VDSL/ADSL/Cable Modem), Wing, Family, Multi-line, value-added services, hanaTV	Internet-related services
Telephony	Telephony, Value-added services	Local call, domestic long-distance/international call, corporate call, Interconnection among carriers
Corporate data	Leased line, Internet Data Center	domestic/international and Internet leased line services
Others	Other services	Special telecommunications business, etc.
(2)	Market Share
•	Broadband Internet Subscribers

	(Unit : Subscribers)
Service Provider	As of the end of
	3Q 2006	2005	2004
hanarotelecom	3,604,130	2,773,213	2,748,934

	(Unit : Subscribers)
Service Provider	As of the end of
	3Q 2006	2005	2004
KT	6,333,119	6,241,789	6,077,694
Thrunet	—	836,625	1,287,916
Others	3,961,242	2,339,084	1,806,895
Total	12,770,911	12,190,711	11,921,439
Note 1) Source: Ministry of Information and Communication

Note 2) ‘Others’ includes Onse Telecom, Dreamline, LG Dacom, and a number of value-added service and special service providers.
•	Broadband Internet Market Share

	(Unit : %)
Service Provider	As of the end of
	3Q 2006	2005	2004
hanarotelecom	25.9	22.7	23.1
KT	45.6	51.2	51.0
Thrunet	—	6.9	10.8
Others	28.5	19.2	15.1
Note 1) Source: Ministry of Information and Communication

Note 2) ‘Others’ includes Onse Telecom, Dreamline, LG Dacom, and a number of value-added service and special service providers.
•	Local Telephony Lines

		(Unit : Subscriber Lines)
	As of the end of
	3Q 2006	2005	2004
hanarotelecom	1,683,475	1,521,117	1,413,273
KT	21,320,282	21,353,086	21,457,342
LG Dacom	72,655	45,948	—
Total	23,076,412	22,920,151	22,870,615
Note) Source: Ministry of Information and Communication
•	Local Telephony Market Share

	(Unit : %)
Service Provider	As of the end of
	3Q 2006	2005	2004
hanarotelecom	7.3	6.6	6.2
KT	92.4	93.2	93.8
LG Dacom	0.3	0.2	—
Note) Source: Ministry of Information and Communication
(3)	Characteristics of the market

As the second largest local exchange carrier, hanarotelecom should resort to strategic and selective business operations in order to expand its subscriber base.

On April 1, 1999, we commenced our commercial services in four metropolitan cities—Seoul, Pusan, Inchon and Ulsan. Densely populated metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of the end of September 2006, our service became available in 83 cities across the country.

As for the voice business, hanarotelecom is offering integrated services of local, long-distance and international calls that were launched on July 1, 2004 by taking advantage of nationwide implementation of FNP starting from August 1, 2004, and expanding the subscriber base by securing more customers of VoIP that is based on IP networks. After the acquisition of Thrunet, hanarotelecom has strengthened VoIP sales activities targeting broadband subscribers of Thrunet.

In addition, keeping pace with the development of convergence of telecommunication and broadcasting, hanarotelecom launched hanaTV, a commercial TV-Portal service, in July 2006.
•	Characteristics of customers and factors for change in demand

The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

The demand for the local telephony service is slightly influenced by the market conditions. The telecommunications market has achieved a rapid quantitative growth. In terms of qualitative growth, convergence of broadcasting and communications services and integration of wired and wireless communications are progressing amid growing demand for related contents.

Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to virtuous cycles.

•	Domestic consumption and export of services

Characteristically, hanarotelecom’s services are not for export and are entirely for domestic consumption.
(4)	Description of new business and its outlook
•	TV-Portal business

In order to grow into a comprehensive media company, hanarotelecom incorporated acquired 65% of shares (780,000 shares at KRW 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology, as of March 13, 2006. CelrunTV changed its corporate name to hanaromedia Inc. and became affiliated to hanarotelecom as of May 2, 2006. hanarotelecom further acquired newly issued shares of hanaromedia totaling KRW 13 billion, KRW 6.5 billion each on March 31 and June 30, 2006. An aggregate amount of KRW 18.5 billion has been invested in acquiring hanaromedia’s shares in 2006.

In addition, to strengthen its convergence services including TV-Portal, hanarotelecom newly established the Convergence Headquarters in April 2006. The Company expects to offer various value-added services over its own network and improve subscriber retention. The commercial hanaTV service was launched on July 24, 2006 and about 60,000 subscribers signed up for hanaTV as of the end of September, 2006.
—	Expected revenue and subscriber target of TV-Portal service

Year	Expected revenue (KRW billion)	Subscriber target (1,000 subscribers)
2006	5	250
2007	70 ~ 80	1,000
2008	200	1,500

*	Figures for 2008 are estimated on the assumption that regulations on the IP-TV business will be eased and that a full-fledged IP-TV service will be provided.
—	Basis for the estimates of expected revenue and subscribers

Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.

(5)	Organizational Structure (as of September 30, 2006)
2. Information on the Extraordinary General Shareholders Meeting by Agendum
A. Appointment of directors and an outside director
•	Name, date of birth, nominator, relations with the largest shareholder

Relations with the
Name	Date of birth	largest shareholder	Nominator	Remark
David Yeung	Jan. 26, 1950	Specially-related person	Board of Directors	—
Wilfried Kaffenberger	Mar. 28, 1944	Specially-related person	Board of Directors	—
Paul Chen	May 10, 1965	—	Outside Director Candidate Nominating Committee	Candidate for Outside Director

•	Present position, academic/professional career and transaction records with the Company in the recent 3 years

Transaction records
		Academic/professional	with the Company in
Name	Present position	career	the recent 3 years
David Yeung	President & CEO, AIG Capital Partners	The University of Chicago (MBA) Head of AIG’s infrastructure investments in emerging markets	N/A

Wilfried Kaffenberger	CEO, AIG Infrastructure Fund II LP	Harvard University (MBA) Managing Director of Emerging Markets Partnership	N/A

Paul Chen	Managing Director, Newbridge Capital	Harvard University (MBA) Director and Audit Committee member of Korea First Bank	N/A
B. Appointment of the outside directors to be nominated as audit committee members
•	Name, date of birth, nominator, relations with the largest shareholder

Relations with the
Name	Date of birth	largest shareholder	Nominator
Sung-Kyou Park	Apr. 5, 1939	—	Outside Director Candidate Nominating Committee

Sun-Woo Kim	Sep. 9, 1941	—	Outside Director Candidate Nominating Committee
•	Present position, academic/professional career and transaction records with the Company in the recent 3 years

Transaction records
with the Company in
Name	Present position	Academic/professional career	the recent 3 years
Sung-Kyou Park	Member of the KICS (Korean Institute of Communication and Sciences)	Ph. D. in Electronics Engineering, Univ. of Texas, Austin Chairman of Daewoo Telecom	25,000 stock options

Sun-Woo Kim	Director of Okedongmu	B.A. in International Relations, Seoul National University Director of KBS	25,000 stock options

C. Approval of grant of stock option rights
•	Need for granting the stock option rights : To secure and motivate competitive human resources for the Company’s future growth

•	Name of persons who will be granted stock option rights

			Number of shares
Grantee	Position		to be delivered
			Type of shares	Number of shares
Kim, Tae-Hyun	Chairman	-	Common Stock	250,000

Dominic Gomez	Senior Executive Vice President	COO	Common Stock	350,000

Mark Pitchford	Senior Executive Vice President	Head of Marketing HQ	Common Stock	250,000

Hong, Soon-Man	Senior Executive Vice President	Head of Convergence HQ	Common Stock	75,000

Marshall Cochrane	Senior Vice President	Head of Procurement SCM Unit	Common Stock	100,000

Oh, Sang-Hwan	Senior Vice President	Head of Business Alliance Unit	Common Stock	100,000

Lee, Suck-Ho	Senior Vice President	Head of Busan Br.	Common Stock	100,000

Choi, Myung-Hun	Senior Vice President	Head of Chungcheong Br.	Common Stock	100,000

Ko, Myung-Ju	Senior Vice President	Head of HR HQ	Common Stock	100,000

Cho, Young-Wan	Senior Vice President	President of Hanaro T&I	Common Stock	100,000

Min, Kyung-Yu	Senior Vice President	Head of Kyungbuk Br.	Common Stock	25,000

Kim, Yeon-Ho	Senior Vice President	Head of Subuk Br.	Common Stock	25,000

Jun, Byung-Hoon	Vice President	Head of Kangnam Br.	Common Stock	75,000

Park, Gab-Jae	Vice President	Head of Corporate Sales Unit I	Common Stock	75,000

Nam, Gye-In	Vice President	Head of Business Planning Unit	Common Stock	75,000

Lee, Jae-Seok	Vice President	Head of Kangbuk Br.	Common Stock	75,000

Park, Min-Hyok	Vice President	Head of Honam Br.	Common Stock	75,000

Chung, Hyung-Jae	Vice President	Head of Sunam Br.	Common Stock	75,000

			Number of shares
Grantee	Position		to be delivered
			Type of shares	Number of shares
Lee, Ho-Joon	Vice President	Head of New Channel Dev. Team	Common Stock	75,000

Rhee, Baeky	Vice President	Head of Direct Channel Sales Team	Common Stock	75,000

Sohn, Yi-Hang	Vice President	Head of Hanaro T&I	Common Stock	75,000

Kang, Ki-Sun	Vice President	Hanaro RD&M	Common Stock	75,000

Lee, Sang-Heon	Senior Manager	Head of GR Unit	Common Stock	50,000

Jeon, Joong-In	Senior Manager	Head of Corporate Business Unit	Common Stock	50,000

Park, Young-Kun	Senior Manager	Head of Corporate Sales Unit 2	Common Stock	50,000

Jung, Jin-Ha	Senior Manager	Head of IT Unit	Common Stock	50,000

Chung, Sang-Hoon	Senior Manager	Head of IR Team	Common Stock	25,000

Lee, Joo-In	Senior Manager	Head of Procurement Team	Common Stock	25,000

Kim, Duk-Il	Deputy Senior Manager	Head of FP&A Team	Common Stock	25,000

Choi, Bong-Gil	Deputy Senior Manager	Head of Treasury Team	Common Stock	25,000

Kim, Il	Senior Manager	Head of HR Strategy Planning Team	Common Stock	25,000

Kim, Yun-Ho	Senior Manager	Head of Strategy Planning Team	Common Stock	25,000

Kim, Jae-Yong	Deputy Senior Manager	Head of PR Team	Common Stock	25,000

Lee, Young-Ho	Deputy Senior Manager	Head of Sales Provisioning Team	Common Stock	25,000

Bang, Bum-Sun	Senior Manager	Head of Acquisition Team	Common Stock	25,000

Cho, Kyoung-Rae	Deputy Senior Manager	Head of Retention Team	Common Stock	25,000

An, Weon-Gyu	Deputy Senior Manager	Head of Kangnam Br. Sales Team	Common Stock	25,000

Yang, Seung-Cheon	Senior Manager	Head of Subuk Br. Sales 1 Team	Common Stock	25,000

Choi, Chang-Sik	Senior Manager	Head of Sunam Br. N/W Eng’g 2 Team	Common Stock	25,000

Yang, Bon-Suk	Senior Manager	Head of Kyungbuk Br. N/W Eng’g 1 Team	Common Stock	25,000

			Number of shares
Grantee	Position		to be delivered
			Type of shares	Number of shares
Lee, Byeong-Min	Deputy Senior Manager	Head of Honam Br. Sales Team	Common Stock	25,000
Ha, Kyoo-Jin	Senior Manager	Head of Customer Service Team	Common Stock	25,000
Lee, Nam-Youn	Senior Manager	Head of Kangnam Br. N/W Eng’g 1 Team	Common Stock	25,000
Lee, Kang-Ik	Senior Manager	Head of Subuk Br. N/W Eng’g 1 Team	Common Stock	25,000
Lee, Woo-Hyung	Deputy Senior Manager	Head of Kangbuk Br. Sales Team	Common Stock	25,000
Kim, Chan-Won	Senior Manager	Head of Telephony Business Team	Common Stock	25,000
Choi, Byung-Hwan	Senior Manager	Head of Service Development Team	Common Stock	25,000
Choi, Yong-Seok	Senior Manager	Head of Business Strategy Team	Common Stock	25,000
Wui, Sung-Uk	Deputy Senior Manager	Head of Wholesales Team	Common Stock	25,000
Shin, Chang-Hwan	Senior Manager	Head of IDC Business Team	Common Stock	25,000
Noh, Sung-Goo	Senior Manager	Head of Path Finder Team	Common Stock	25,000
Kim, Ok-Soo	Senior Manager	Head of Corporate Business Team	Common Stock	25,000
Kim, Jae-Hyun	Senior Manager	Head of Technology Planning Team	Common Stock	25,000
Lee, Young-Il	Senior Manager	Head of Broadband Network Team	Common Stock	25,000
Park, Hee-Man	Senior Manager	Head of Network Operation Team	Common Stock	25,000
Ban, Chong-Seop	Senior Manager	Head of IT Strategy Team	Common Stock	25,000
Yu, Weon-Tack	Senior Manager	Head of TV Portal Solution Support Team	Common Stock	25,000
Kim, Ki-Tae	Senior Manager	Head of Audit Team	Common Stock	25,000
Shin, Hyun-Seung	Senior Manager	Head of Operations Controller Support Team	Common Stock	25,000
Total (59 Persons)				3,350,000

•	Method of granting, type and number of shares to be delivered upon exercise, exercise price and period and other conditions

Description
Method of granting	Method of granting shall be resolved by the company among issue of new shares, transfer of treasury stock or stock appreciation rights.
Type and number of stocks to be delivered	A total of 3,350,000 registered common shares
Exercise price & period	- Exercise price : Max (KRW 6,400, market price)
* Market price : SUM (volume weighted average closing stock price as of 2 months / 1 month / 1 week prior to the date of grant)/3
- Exercise period : From November 17, 2008 to November 16, 2013 (for 5 years after 2 years from the date of grant)
Other conditions	- Adjustment of exercise price : Any adjustment of exercise price in case of rights issue, stock dividend, conversion of reverse into capital, conversion of convertible bonds, rights issue through the exercise of preemptive rights, stock split/consolidation, or merger, shall be made as decided by the BOD.
- The Representative Director shall be authorized to finalize and sign agreements on stock option grant in accordance with relevant Korean laws and regulations.
- The procedures for stock option exercise, any special treatment applicable to retirement or resignation etc. due to death or the age limit, etc. shall be subject to relevant Korean laws and regulations, and the Company’s internal regulations.
- Those with stock option granted during the 4th/5th grant shall be entitled to the stock option to be granted as of Nov. 16, 2006 on the condition that they voluntarily waive the 4th/5th stock option.
•	Status of stock option rights
•	Status of remaining stock option rights to be exercised

Number of	Percentage of		Number of shares
outstanding shares	shares that could	Type of shares that	that could be	Number of shares to
in total	be granted	could be granted	granted	be exercised
232,245,891	15% of total outstanding shares	Registered Common Stock	34,836,884	8,161,528
•	Changes in stock option rights for the past two years

		Number of		Number of	Number of	Number of	Number of shares
Year	Granting date	grantees	Type of shares	shares granted	shares exercised	shares cancelled	to be exercised
2006	Oct. 12	-	Registered Common Stock	-	-	2,921,289	8,161,528

		Number of		Number of	Number of	Number of	Number of shares
Year	Granting date	grantees	Type of shares	shares granted	shares exercised	shares cancelled	to be exercised
2006	Aug. 2	-	Registered Common Stock	-	-	2,250,000	11,082,817
2006 note 1)	Jun. 22	-	Registered Common Stock	-	-	420,836	13,332,817
2006	Mar. 24	17	Registered Common Stock	4,650,000	-	-	22,586,481
2006	Mar. 8	-	Registered Common Stock	-	-	2,130,000	17,936,481
2006	Feb. 27	-	Registered Common Stock	-	-	1,900,000	20,066,481
2005	Mar. 30	-	Registered Common Stock	-	-	137,562	21,966,481
2005	Mar. 25	7	Registered Common Stock	610,000	-	-	22,104,043
2004	Dec. 16	1,451	Registered Common Stock	19,772,890	-	-	21,494,043
Total		1,475		25,032,890	-	9,759,687	8,161,528
Note 1) Due to a capital reduction on May 3, 2006, the number of stock option rights to be exercised after the cancellation is 13,332,817 shares, instead of 22,165,645 shares (for detailed information, pleased refer to an SEC filing (Form 6-K) dated June 28, 2006 at www.sec.gov ).

•	Others
•	As of October 12, 2006, the total number of stock option grantees is 1,515 persons and the number of remaining stock options that can be exercised is 8,161,528 shares.